

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

March 8, 2017

Via E-mail
Mr. Jon Snodgres
Chief Financial Officer
Repligen Corporation
41 Seyon Street
Bldg. 1, Suite 100
Waltham, MA 02453

> **Re: Repligen Corporation**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 0-14656**

Dear Mr. Snodgres:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Angela M. Connell

                                        Angela M. Connell
                                        Accounting Branch Chief
                                        Office of Healthcare and Insurance